UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Planet Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

727044 20 8

(CUSIP Number)

Bruce A. Backberg

Senior Vice President

The St. Paul Travelers Companies, Inc.

385 Washington Street

St. Paul, Minnesota  55102

(651) 310-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 727044 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The St. Paul Travelers Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,386,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,386,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 41.2%

14.	Type of Reporting Person (See Instructions) HC and CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) St. Paul Fire and Marine Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,386,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,386,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 41.2%

14.	Type of Reporting Person (See Instructions) IC and CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Split Rock Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,386,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,386,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 41.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Windamere III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 886,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 886,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 886,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 26.3%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fog City Fund, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 500,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 500,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 3 to Schedule 13D hereby amends and supplements a Schedule 13D dated November 30, 2004 (the “Original Statement”), as amended by Amendment No. 1 dated December 17, 2004 (“Amendment No. 1”) and Amendment No. 2 dated May 31, 2005 (“Amendment No. 2”) filed by and on behalf of The St. Paul Travelers Companies, Inc. (“The St. Paul”), St. Paul Fire and Marine Insurance Company (“F&M”), Split Rock Partners, LLC (“Split Rock”) and Windamere III, LLC (“Windamere”) with respect to the common stock, no par value (the “Common Stock”), of Planet Technologies, Inc., a California corporation (“Planet Technologies”).  The St. Paul, F&M, Split Rock, Windamere and Fog City Fund, LLC are sometimes collectively referred to herein as the “Reporting Persons.”

Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1 and Amendment No. 2.  All terms used but not defined in this Amendment No. 3 are as defined in the Original Statement, as amended by Amendment No. 1 and Amendment No. 2.  The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 1.	Security and Issuer
There are no changes to Item 1.

Item 2.	Identity and Background
The Reporting Persons hereby add the following disclosure to this Item 2:
(a) Fog City Fund, LLC (“Fog City”) is hereby added as a Reporting Person.
(b) The principal business address of Fog City is 2100 Green Street #102, San Francisco, California 94123.
(c) Fog City is a Delaware limited liability company and is principally engaged in the venture capital business.
(d) Fog City has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Fog City has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable

Certain information called for by Items 2-6 of this Schedule 13D concerning the directors and executive officers of each of the Reporting Persons has changed since the filing of the Original Statement, as amended by Amendment No. 1 and Amendment No. 2, and is set forth in Exhibit 1.3 attached hereto and incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons hereby add the following disclosure to this Item 3:

On August 1, 2005, Windamere purchased in a private placement offering, an additional 586,000 shares of Common Stock of Planet Technologies at a purchase price of $2.50 per share, for an aggregate purchase price of $1,465,000.  Corporate funds of Windamere were used to purchase the shares.

On August 1, 2005, Fog City purchased in a private placement offering, 500,000 shares of Common Stock of Planet Technologies at a purchase price of $2.50 per share, for an aggregate purchase price of $1,250,000.  Corporate funds of Fog City were used to purchase the shares.

No funds used to purchase any of the shares of Common Stock reported on this Amendment No. 3 were borrowed.

Item 4.	Purpose of Transaction
The Reporting Persons hereby add the following disclosure to this Item 4:

On August 1, 2005, Windamere purchased in a private placement offering, an additional 586,000 shares of Common Stock of Planet Technologies at a purchase price of $2.50 per share, for an aggregate purchase price of $1,465,000.  Corporate funds of Windamere were used to purchase the shares.

On August 1, 2005, Fog City purchased in a private placement offering, 500,000 shares of Common Stock of Planet Technologies at a purchase price of $2.50 per share, for an aggregate purchase price of $1,250,000.  Corporate funds of Fog City were used to purchase the shares.

No funds used to purchase any of the shares of Common Stock reported on this Amendment No. 3 were borrowed.

Item 5.	Interest in Securities of the Issuer

(a)           1.             Amount beneficially owned:  The St. Paul, F&M and Split Rock may be deemed to own beneficially 1,386,000 shares of Common Stock of Planet Technologies.  Windamere is the record owner of 886,000 shares of Common Stock of Planet Technologies.  Fog City is the record owner of 500,000 shares of Common Stock of Planet Technologies.  F&M is a wholly owned subsidiary of The St. Paul.  F&M owns a controlling interest in each of Windamere and Fog City.  Windamere is managed by the Managing Member, Scott L. Glenn; however, investments or dispositions in excess of certain amounts must be approved by the board of directors of Windamere.  Fog City is managed by the Managing Member, Fog City Management, LLC; however, investment or dispositions in excess of certain amounts must be approved by the board of directors of Fog City.  Split Rock has the right to appoint a majority of the members of the board of directors of both Windamere and Fog City.  Decisions by Split Rock with respect to who to appoint as Windamere or Fog City directors are made by a two-thirds vote of the four Split Rock Managing Directors.  By virtue of the affiliate relationships among the Reporting Persons, each of The St. Paul, F&M and Split Rock may be deemed to own beneficially 1,386,000 shares of Common Stock of Planet Technologies, Windamere may be deemed to own beneficially 886,000 shares of Common Stock of Planet Technologies, and Fog City may be deemed to own beneficially 500,000 shares of Common Stock of Planet Technologies described in this Amendment No. 3.

2.             Percent of class:  The St. Paul, F&M and Split Rock:  41.2%; Windamere:  26.3%; Fog City:  14.9%.  The foregoing percentages are calculated based on the 3,366,368 shares of Common Stock reported to be outstanding by the Issuer to the Reporting Persons as of August 1, 2005.

(b)           Number of shares as to which each of The St. Paul, F&M and Split Rock has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,386,000

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,386,000

Number of shares as to which Windamere has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	886,000

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	886,000

Number of shares as to which Fog City has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	500,000

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	500,000

(c)           Other than as reported in this Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original Statement, no Reporting Person has effected any transaction in the Common Stock of Planet Technologies during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons hereby add the following disclosure to this Item 6:

The additional shares of Common Stock purchased by Windamere on August 1, 2005 and reported on this Amendment No. 3 as beneficially owned by The St. Paul, F&M, Split Rock and Windamere were issued pursuant to a Subscription Agreement between Windamere and Planet Technologies dated August 1, 2005, a copy of which has been filed as Exhibit 7 to this Amendment No. 3 and is incorporated herein by reference.

The shares of Common Stock purchased by Fog City on August 1, 2005 and reported on this Amendment No. 3 as beneficially owned by The St. Paul, F&M, Split Rock and Fog City were issued pursuant to a Subscription Agreement between Fog City and Planet Technologies dated August 1, 2005, a copy of which has been filed as Exhibit 8 to this Amendment No. 3 and is incorporated herein by reference.

The shares of Common Stock reported on this Amendment No. 3 are entitled to certain registration rights pursuant to a Registration Rights Agreement dated November 30, 2004 between Planet Technologies and Allergy Free, LLC, a copy of which was filed as Exhibit 4 to the Original Statement and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The Reporting Persons hereby add the following exhibits to this Item 7:

Exhibit 1.3

Additional information concerning directors and executive officers of The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company, Split Rock Partners, LLC, Windamere III, LLC and Fog City Fund, LLC.

Exhibit 7	Subscription Agreement dated August 1, 2005 between Windamere III, LLC and Planet Technologies, Inc.
Exhibit 8	Subscription Agreement dated August 1, 2005 between Fog City Fund, LLC and Planet Technologies, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2005

THE ST. PAUL TRAVELERS COMPANIES, INC.

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

SPLIT ROCK PARTNERS, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer

WINDAMERE III, LLC

By:	/s/ Scott L. Glenn
Scott L. Glenn
Its:	Managing Member

FOG CITY FUND, LLC

By: Fog City Management, LLC, its Managing Member

By:	/s/ Nancy S. Olson
Nancy S. Olson
Its:	Managing Member

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
1.3

Additional information concerning directors and executive officers of The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company, Split Rock Partners, LLC, Windamere III, LLC and Fog City Fund, LLC

Filed herewith.

7	Subscription Agreement dated August 1, 2005 between Windamere III, LLC and Planet Technologies, Inc.	Filed herewith.

8	Subscription Agreement dated August 1, 2005 between Fog City Fund, LLC and Planet Technologies, Inc.	Filed herewith.